

WOODSIDE

13 July 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington   DC   20549
United States of America


04035722


SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

*   Drilling Report – WA-255-P (Knott-1), lodged with the Australian Stock Exchange on 13 July 2004;

*   Drilling Report – WA-271-P (Indian-1), lodged with the Australian Stock Exchange on 13 July 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

1954   2004

mitment to Growth



Commitment to Growth



WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-255-P
KNOTT-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., a participant in the BHP Billiton operated WA-255-P Joint Venture in the Exmouth Sub-basin, reports that wireline logging was completed on the Knott-1 exploration well. Preliminary log analysis indicates that the target Macedon sands are water wet.

The well was plugged and abandoned, and the rig was released on 10 July 2004 to the Indian-1 well in WA-271-P.

The Atwood Eagle semi-submersible drilling rig drilled the well. The well location is approximately 5 kilometres east of Skiddaw-1 and 8 kilometres east of Stybarrow-1. Water depth at the location was approximately 685 metres.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty. Ltd. and Woodside Energy Ltd.



Commitment to Growth



WOODSIDE

MEDIA	INVESTORS
ROB MILLHOUSE	MIKE LYNN
W: + 61 8 9348 4281	W: + 61 8 9348 4283
M: + 61 419 588 166	M: + 61 439 691 592
E: rob.millhouse@woodside.com.au	E: mike.lynn@woodside.com.au

WA-271-P
INDIAN-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., operator of the WA-271-P Joint Venture, reports that on 12 July 2004 the Indian-1 exploration well located in the Exmouth Sub-basin was preparing to spud.

The Atwood Eagle semi-submersible drilling rig is drilling the well. The well location is approximately 10 kilometres west southwest of the Stybarrow field. Water depth at the location is approximately 990 metres. Planned total depth is approximately 2,340 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Joint venture participants in WA-271-P are Woodside Energy Ltd. (60%) and Mitsui E&P Australia Pty Limited (40%). The well is being drilled by BHP Billiton Petroleum (Australia) Pty. Ltd. on behalf of the WA-271-P operator, Woodside.